3-1-02

02026505

201739

1-10422

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	March 14, 2002

Item 1

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

14 March 2002

Messrs.
Securities Authority
22 Kanfei Nesharim Street
Jerusalem 95464

Messrs.
Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel Aviv

Messers.
Registrar of Companies
97 Jaffa Street
Jerusalem

Re: Immediate report

Further to the details appearing in the Directors' Report of March 5, 2002 for the period ended December 31 2001, the Company hereby announces that on March 13, 2002 an agreement in principle was consummated **(the New Agreement)** with a group **(the Group)** of holders of the Company' non-tradeable debentures, in which the Company's total debt to them is about 40% of the balance of the debt to all of the holders of the Company non-tradeable debentures.

The main principles of the New Agreement are as follows:

1. 80% of the amount of principal payments intended, in accordance with the original debenture agreements to be paid in the period December 2001 to December 2003 (inclusive), will be deferred and will be paid to the Group 24 months from the date of each original payment. This 80% totals about US $ 3 million.

   The remaining 20% of the amounts of principal payments and the current interest payments on the balance of the principal will be repaid in accordance with the original payment schedules.

2. For the period up to December 2003, the Company is not required to comply with the financial ratio required in the original debenture agreements.

3. The Group will receive additional interest of about US $ 660 thousand, which will be paid, not earlier than 2008, on attaining the financial ratios set forth in the New Agreement.

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

4

4. The Company will allot to the group options for Company's shares, which will comprise, fully diluted, about 3.2% of the issued share capital of the Company, on the condition stipulated in the New Agreement, in accordance with the provisions of the Securities Regulations (Private Placement of a Listed Company's Securities) - 2000, including publication of a complementary immediate report for this purpose.

5. Implementation of the new agreement is subject to receiving similar agreements from the other holders of non-tradeable debentures, (the Company intends to act to obtain these agreements in the coming weeks), including every approval and license required by Law.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

(*)-Translation from Hebrew

H:\word\2001\אגרות חוב\מידי-הסדר מידי\דיווח מיידי.doc

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: 3/14/02

By: ....
Yair Kohavi, Adv.
Corporate Secretary